December 12, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attn: Mr. Jonathan Burr

Re:	Newmark Group, Inc.
Registration Statement on Form S-1
File No. 333-221078

Dear Mr. Burr:

We refer to the registration statement on Form S-1 (File No. 333-221078) (as amended, the “Registration Statement”) of Newmark Group, Inc. (the “Company”), relating to the registration of the Company’s Class A common stock. As representatives of the several underwriters of the proposed public offering by the Company of up to 34,500,000 shares of Class A common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will be declared effective at 2:00 p.m. (Eastern Standard Time) on December 14, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of Preliminary Prospectus, dated December 11, 2017, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Remainder of Page Intentionally Left Blank)

Very Truly Yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Matt Leavitt
Name: Matt Leavitt
Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Baj Mandhania
Name: Baj Mandhania
Title: Vice President

CANTOR FITZGERALD & CO.

By:	/s/ Charles S. Edelman
Name: Charles S. Edelman
Title: Managing Director

For themselves and as representatives of the several underwriters

(Signature Page to Acceleration Request)